UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
( Amendment No. 6 )*

Five Star Products, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

33831M107
(CUSIP Number)

Frank E. Lawatsch, Jr.
Day Pitney LLP
7 Times Square
New York, NY 10036
(212) 297-5830
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 25, 2008
(Date of Event which Requires Filing of this Statement)

If the Reporting Person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [  ]

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 33831M107	Page 2 of 7 pages

1.	Names of Reporting Persons National Patent Development Corporation

2.	Check the Appropriate Box if a Member of a Group (See instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds (see instructions) WC

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
	7.	Sole Voting Power 12,619,078

	8.	Shared Voting Power 7,000,000

	9.	Sole Dispositive Power 12,619,078

	10.	Shared Dispositive Power 7,000,000

	11.	Aggregate Amount Beneficially Owned by Reporting Person 19,619,078

12.	Check If the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 83.5% (1)

14.	Type of Reporting Person (see instructions) CO

(1) Based on 16,509,577 shares of common stock outstanding as of March 16, 2008 as reported on Form 10-K for the fiscal year ended December 31, 2007 filed by the issuer on March 31, 2008.

CUSIP No. 33831M107	Page 3 of 7 pages

1.	Names of Reporting Persons JL Distributors, Inc.

2.	Check the Appropriate Box If a Member of a Group (see instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds (see instructions) OO

5.	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
	7.	Sole Voting Power 0

	8.	Shared Voting Power 7,000,000

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 7,000,000

	11.	Aggregate Amount Beneficially Owned by Reporting Person 7,000,000

12.	Check If the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 29.8% (1)

14.	Type of Reporting Person (See instructions) CO

(1) Based on 16,509,577 shares of common stock outstanding as of March 16, 2008 as reported on Form 10-K for the fiscal year ended December 31, 2007 filed by the issuer on March 31, 2008.

CUSIP No. 33831M107	Page 4 of 7 pages

             This filing constitutes an amendment (“Amendment No. 6”) to the Schedule 13D, as amended to date (the “Schedule 13D”), filed by National Patent Development Corporation, a Delaware corporation (“NPDC” or the “Reporting Person”).  Except as specifically amended by this Amendment No. 6, the Schedule 13D remains in full force and effect.

Item 3.     Source and Amount of Funds or Other Consideration

            The information in Item 3 of Schedule 13D is hereby amended to add the following disclosure:

             On March 25, 2008, pursuant to the agreement included as Exhibit 8 hereto, NPDC agreed to pay $1,200,000 from its working capital to purchase 2,000,000 shares of the common stock, par value $0.01 per share, of Five Star Products, Inc. (the “FS Common Stock”) from S. Leslie Flegel and members of his family.  No borrowed funds were used for this purchase.

Item 4.     Purpose of Transaction

            The information in Item 4 of Schedule 13D is hereby amended to provide the following with respect to the FS Common Stock:

                 On March 25, 2008, Mr. Flegel resigned as Chairman of the Board and a director of Five Star Products, Inc. (“Five Star Products”) and as a director of NPDC.  In connection with Mr. Flegel’s resignation, NPDC agreed to purchase the 2,000,000 shares of FS Common Stock from Mr. Flegel and members of his family.  The 2,000,000 shares of FS Common Stock beneficially acquired on March 25, 2008 were acquired for investment purposes.

Item 5.     Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended in its entirety to read as follows:

(a)	The information contained in Items (11) and (13) of each of the cover pages is hereby incorporated by reference.

(b)	The information contained in Items (7) through (10) of each of the cover pages and in Item 3 hereof is hereby incorporated by reference.

(c)
Other than the transaction described herein, the Reporting Person has not effected any transactions in FS Common Stock since the Reporting Person’s last Schedule 13D/A was filed with the Securities and Exchange Commission on February 19, 2008.

(d)	Not applicable.

(e)	Not applicable.

CUSIP No. 33831M107	Page 5 of 7 pages

Item 7.     Material to be Filed as Exhibits

Item 7 of Schedule 13D is hereby amended to include the following new exhibits:

Exhibit 1
Joint Filing Agreement, dated January 11, 2008, between National Patent Development Corporation and JL Distributors, Inc. (incorporated by reference to the Reporting Person’s Schedule 13D/A, Amendment No. 4, filed with the Securities and Exchange Commission on February 19, 2008)

Exhibit 8
Agreement and Release, dated March 25, 2008, by and among Leslie Flegel, National Patent Development Corporation and Five Star Products, Inc. (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by Five Star Products, Inc. with the Securities and Exchange Commission on March 27, 2008)

Exhibit 9
Sale Agreement, dated March 25, 2008, by and among National Patent Development Corporation, Five Star Products, Inc., Jason Flegel, Carole Flegel, Dylan Zachary Flegel UTMA – FL, Brooke Flegel UTMA - FL, Mark Flegel, Darryl Sagel, Lauren Sagel, Graham Spencer Sagel UTMA - NY and Alexa Danielle Sagel UTMA - NY (incorporated by reference to Exhibit 10.2 of the Current Report on Form 8-K filed by Five Star Products, Inc. with the Securities and Exchange Commission on March 27, 2008)

CUSIP No. 33831M107	Page 6 of 7 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   April 4, 2008

NATIONAL PATENT DEVELOPMENT CORPORATION

By:	/s/ IRA J. SOBOTKO
Name: Ira J. Sobotko
Title: Vice President, Finance, Secretary and Treasurer

JL DISTRIBUTORS, INC.

By:	/s/ JOHN C. BELKNAP
Name: John C. Belknap
Title: President

CUSIP No. 33831M107	Page 7 of 7 pages

Executive Officers and Directors of NPDC

     The name, present principal occupation and number of shares of FS Common Stock beneficially held by the executive officers and directors of NPDC are set forth below.  Unless otherwise noted, the business address for each person listed below is National Patent Development Corporation, 10 East 40th Street, Suite 3110, New York, NY 10016.  Each individual identified below is a citizen of the United States.  To the knowledge of NPDC, during the last five years, no such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and no such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws.

Name and Business Address (if applicable)	Principal Occupation and Principal Business	No. of Shares of FS Common Stock Beneficially Held

Directors:

Harvey P. Eisen	Chairman of the Board, Chief Executive Officer and President of NPDC; director of Five Star Products; Chairman and Managing Member of Bedford Oak Advisors, LLC	0

John C. Belknap	Vice President and director of NPDC; Chief Executive Officer, President and director of Five Star Products	333,000 (1)

Talton R. Embry 410 Park Avenue 14th Floor New York, NY 10022	Director of NPDC; Chairman of the Board of Magten Asset Management Corp.	0

Scott N. Greenberg 6095 Marshalee Drive Suite 300 Elkridge, MD 21075	Director of NPDC; Chief Executive Officer and director of GP Strategies Corporation	2,650

Lawrence G. Schafran 730 Fifth Avenue Suite 1002 New York, NY 10019	Director of NPDC; Managing Partner of Providence Recovery Partners, L.P.; Managing Director of Providence Capital, Inc.	0

Executive Officer Who Is Not a Director:

Ira J. Sobotko	Vice President, Finance, Secretary and Treasurer of NPDC; Senior Vice President, Finance, Secretary and Treasurer of Five Star Products	42,250 (2)

_____________________
(1)	Consists of 333,000 restricted shares of FS Common Stock that vested on March 31, 2008 but have not yet been issued.
(2)	Consists of 625 shares of FS Common Stock directly owned and options to purchase 41,625 shares of FS Common Stock.